ENTASIS THERAPEUTICS HOLDINGS INC.

35 Gatehouse Drive

Waltham, Massachusetts 02451

September 21, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Amanda Ravitz and Tim Buchmiller

Re:                            Entasis Therapeutics Holdings Inc.

Registration Statement on Form S-1, as amended (File No. 333-226920)

Request for Acceleration of Effective Date

Dear Ms. Ravitz and Mr. Buchmiller:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Entasis Therapeutics Holdings Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern time on September 25, 2018, or as soon thereafter as possible, or at such other time as its legal counsel, Cooley LLP, may request by telephone to the Staff. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Cooley LLP, confirming this request.

Once the Registration Statement has been declared effective, please orally confirm that event with Brent Siler of Cooley LLP at (202) 728-7040.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

[Signature page follows]

Very truly yours,

Entasis Therapeutics Holdings Inc.

/s/ Michael Gutch
By: Michael Gutch
Title: Chief Financial Officer and Chief Business Officer

[Signature Page to Acceleration Request]